VIA EDGAR

October 20, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sirs/Mesdames:

Re:	International Barrier Technology Inc. (the “Company”)

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of Post-Effective Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form S-8 (Registration No. 333-166306) (the “Registration Statement”). The Amendment was filed electronically with the Securities and Exchange Commission on October 13, 2017 (Accession No. 0001052918-17-000499) to terminate the offering contemplated by the Registration Statement.

The Amendment is being withdrawn because the Amendment was inadvertently filed under the category “Post-Effective amendment for registration statement”.  The Company will refile the Amendment under the category “Securities to be offered to employees in employee benefit plans, post-effective amendments”.  Since the date of filing of the Amendment, the Company confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Yours truly,

INTERNATIONAL BARRIER TECHNOLOGY INC.

/s/ Melissa McElwee

Per:

Melissa McElwee, CFO